UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 11-K

(Mark One)
☑ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from to
Commission file number 1-7819
ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
(Full title of the plan and the address of the plan, if different from that of the issuer named below)
ANALOG DEVICES, INC.
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)
One Technology Way
Norwood, Massachusetts 02062-9106

THE INVESTMENT PARTNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
EIN NO: 04-2348234 PLAN NO: 003
SIGNATURES
Ex-23.1 Consent of Ernst & Young LLP

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
Financial Statements

-	Audited Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004.

-	Audited Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004.
Supplemental Schedule

-	Schedule H-Line 4i — Schedule of Assets (Held at End of Year).
Exhibits

-	Consent of Independent Registered Public Accounting Firm, filed herewith.

Independent Registered Public Accounting Firm
The Administration Committee and Participants
Analog Devices, Inc.
The Investment Partnership Plan
We have audited the accompanying statements of net assets available for benefits of the Analog Devices, Inc. The Investment Partnership Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
Boston, Massachusetts
April 17, 2006

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2005 and 2004

	2005	2004
ASSETS

Investments, at fair value	$723,158,359	$676,623,749

Accrued interest and dividends	1,013,306	1,049,180

Employer contributions receivable	753,005	732,418

Employee contributions receivable	632,692	516,530

Participant loans receivable	9,286,846	9,114,116

Total assets	734,844,208	688,035,993

LIABILITIES

Payables — Pending investment transactions	(645,515)	(1,154,767)

Net assets available for benefits	$734,198,693	$686,881,226

See accompanying notes.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years ended December 31, 2005 and 2004

	2005	2004
Investment income (loss):
Interest income	$482,066	$395,510
Net appreciation (depreciation) in fair value of investments	8,301,457	(14,835,219)
Dividend income and capital gains distributions	22,076,189	10,679,270

Net investment income (loss)	30,859,712	(3,760,439)

Contributions:
Employer	22,313,378	22,255,646
Employee	28,748,324	27,936,090

Total contributions	51,061,702	50,191,736
Participant withdrawals	(34,603,947)	(23,409,193)

Net increase in net assets available for benefits	47,317,467	23,022,104

Net assets available for benefits at beginning of year	686,881,226	663,859,122

Net assets available for benefits at end of year	$734,198,693	$686,881,226

See accompanying notes.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2005 and 2004
A.	Description of Plan

The following description of the Analog Devices, Inc. (the “Company”) The Investment Partnership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1. General. The Plan is a contributory defined contribution plan sponsored and administered by the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

2. Eligibility. Domestic employees of the Company are eligible to participate in the Plan on the first day of employment. The Company contributions are effective on the first day following one year of service. For eligibility purposes, a year of service is a 12-month period during which an employee completes at least 1,000 hours of service.

3. Contributions. Basic contributions will be made at the sole discretion of the Company. For 2005 and 2004, the Company decided to make the annual basic contribution at 5% of each participant’s total eligible compensation. The Internal Revenue Service defined total eligible compensation as an amount not to exceed $210,000 for 2005 and $205,000 for 2004. For 2006, this amount will increase to $220,000. The Company matches each participant’s pre-tax contribution, if any, by contributing an amount not to exceed 3% (for all participants, except those eligible to participate in the Deferred Compensation Plan) of such participant’s total eligible compensation. A participant may voluntarily contribute to the Plan up to 50% of his or her pre-tax total eligible compensation; however, pre-tax contributions could not exceed $14,000 in 2005 and $13,000 in 2004. This amount will increase to $15,000 for 2006.

Company contributions, participants’ pre-tax contributions and the net investment income related to all contributions are excluded from the participants’ income for federal income tax purposes until such amounts are withdrawn or distributed.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2005 and 2004
4. Investment Options. The investment options of the Plan are listed below.
Analog Devices, Inc. Common Stock Fund
Calamos Growth Fund
Fidelity Diversified International Fund
Fidelity Equity Income Fund
Fidelity Growth Company Fund
Fidelity Growth & Income Portfolio
Fidelity Low-Priced Stock Fund
Fidelity Freedom Income Fund
Fidelity Freedom 2000 Fund
Fidelity Freedom 2005 Fund
Fidelity Freedom 2010 Fund
Fidelity Freedom 2015 Fund
Fidelity Freedom 2020 Fund
Fidelity Freedom 2025 Fund
Fidelity Freedom 2030 Fund
Fidelity Freedom 2035 Fund
Fidelity Freedom 2040 Fund
Fidelity Magellan Fund
Fidelity U.S. Bond Index Fund
Fidelity U.S. Equity Index Commingled Pool
Fidelity Income Fund
Hotchkis and Wiley Mid-Cap Value Fund
Templeton Foreign Fund I
Spartan International Index Fund
Royce Low-Priced Stock Fund
Vanguard Mid-Cap Index Fund
Vanguard Short-Term Bond Index Fund
Vanguard Small-Cap Index Fund
Additionally, participants have the option to invest vested assets in Fidelity and non-Fidelity funds, which are not offered in the Plan, through a self-directed brokerage service that allows participants access to a wide variety of stocks, bonds, short-term securities and mutual funds.

5. Vesting. Employee contributions are immediately 100% vested and nonforfeitable at the time they are deducted from the participants’ compensation. Investment income on employee contributions vests as earned. Effective January 1, 2002, company match contributions made thereon and investment earnings thereon become 100% vested after three years of service. Company contributions (both basic and pre-2002 match) and investment earnings thereon become fully vested upon the first to occur of (i) completion of five years of service with the Company, (ii) after reaching age 65 or (iii) upon death or permanent disability while employed by the Company.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2005 and 2004
6. Benefits. Upon normal retirement at age 65, death, permanent disability or termination of employment, the participant’s vested benefits are paid to the participant or his or her beneficiary, at the election of the participant, either in a lump sum or in monthly installments over a period of up to ten years. A participant may elect to defer payment of his or her account until he or she attains age 70 1/2. However, if a participant’s vested benefits are less than $5,000 for 2004 and 2003, upon termination of employment, distribution will be made in the form of a lump-sum payment within one year following termination of employment. Effective March 28, 2005, the $5,000 has been reduced to $1,000. Participants may request an in-service withdrawal for any reason after he or she attains age 59 1/2.

7. Loans. Participants may borrow the lesser of 50% of their vested account balance or $50,000, as defined by the Plan. Participants repay loans plus interest to their accounts through payroll deductions, generally over a five-year period unless for the purchase of a primary residence, in which case the repayment period may be extended up to a maximum of twenty years. The interest rate on loans, which is announced quarterly, is tied to the interest rate of Treasury Bonds with 3- and 10-year maturities. Once determined, the interest rate is fixed for the duration of the loan.

8. Accounting. A separate account is maintained for each participant. Account balances are adjusted periodically for employee and Company contributions, withdrawals and a pro rata share of net investment income (loss). Forfeitures that arise when participants terminate employment with the Company prior to vesting are used to offset future Company contributions and administrative expenses of the Plan. If an employee who had terminated after December 31, 1984 returns to the employment of the Company within five years, any amount that had been forfeited will be reinstated by the Company.

All transactions of the Plan (including contributions, withdrawals and exchanges) have been accounted for and reported using units as well as dollars. Net investment income (loss) in each fund is allocated based on the shares or units in each participant’s account, except for the Self-Directed Brokerage Service, whereby earnings are recorded on a transaction specific basis.

9. Investment allocation. The vested and nonvested share of a participant’s account balance is invested in one or more of the funds depending upon the allocation instructions of the participant. In the absence of such allocation instructions, all amounts accruing to the participant are invested in the Fidelity Income Fund.

10. Continuation of the Plan. While the Company has not expressed any intent to terminate the Plan or suspend contributions, it is free to do so at any time. In the event of such termination or suspension, each participant would have a nonforfeitable right to all monies in his or her account.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2005 and 2004
B.	Summary of Significant Accounting Policies

1. Basis of presentation. The accompanying financial statements have been prepared on the accrual basis of accounting.

2. Investments. Investments are reported at fair value, based on quoted market prices. Participant loans are reported at their outstanding carrying balance, which approximates fair value.

3. Contributions. Contributions from employees are recorded when the Company makes payroll deductions from plan participants. Company contributions are accrued at the end of the period in which they become obligations of the Company based upon the terms of the Plan.

4. Investment income (loss). Net investment income (loss) consists of interest income, dividends and capital gain/loss distributions from the money market and mutual funds, realized gains or losses on sales of investments and the change in net unrealized appreciation (depreciation) between the cost and market value of investments at the beginning and end of the period.

All interest, dividends and capital gains distributions are reinvested in the respective funds and are recorded as earned on an accrual basis.

5. Income tax status. The Plan has received a determination letter from the Internal Revenue Service, dated May 1, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, that the Plan, as amended, is qualified and the related trust is tax exempt.

6. Related Party. Certain Plan investments are shares of mutual funds managed by FMR Corp. FMR Corp. is a related party to the trustee and recordkeeper of the Plan, and therefore, these transactions qualify as party-in-interest. Fees paid by the Company to the trustee and recordkeeper for administrative expenses amounted to $37,465 and $41,713 for the years ended December 31, 2005 and 2004, respectively.

The Plan also offers the Analog Devices, Inc. Common Stock Fund investment option. The Analog Devices, Inc. Common Stock Fund is designed for investment in the common stock of the Company. In addition, some of the investments in the Plan hold the Company’s Common stock. These transactions qualify as party-in-interest transactions.

Loans to participants also qualify as party-in-interest transactions.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2005 and 2004
7. Administrative expenses. For the years ended December 31, 2005 and 2004, the Company elected to pay the administrative expenses of the Plan.

8. Use of estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

9. Risk and uncertainties. The Plan and its participants invest in various securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

C.	Trustee and Plan Recordkeeper

Fidelity Management Trust Company and Fidelity Institutional Retirement Services Company serve as trustee and recordkeeper, respectively, to the Plan.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2005 and 2004
D.	Investments

The following investments represent five percent or more of the Plan’s net assets:

	December 31,
	2005	2004
Analog Devices, Inc. Common Stock Fund	$147,848,532	$170,487,267

Fidelity Income Fund	135,205,496	132,375,094

Fidelity Equity Income Fund	49,788,467	47,161,446

Fidelity Growth Company Fund	46,925,654	46,399,620

Fidelity Low-Priced Stock Fund	46,016,158	43,961,017

Fidelity Magellan Fund	41,550,184	50,642,869
The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended
	December 31,
	2005	2004
Common stock	$(3,987,255)	$(39,631,868)
Mutual funds	12,313,619	24,651,280
Bonds	(4,490)	(3,769)
Others	(20,417)	149,138

Net appreciation (depreciation) in fair value of investments	$8,301,457	$(14,835,219)

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2005

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
EIN NO: 04-2348234 PLAN NO: 003
SCHEDULE H-LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005

		Current
	Shares	Value
Description of Investment:
Fidelity(1) Income Fund	135,205,496	$135,205,496
Fidelity(1) Diversified International Fund	385,682	12,550,100
Fidelity(1) Equity Income Fund	943,321	49,788,467
Fidelity(1) Freedom Income Fund	233,470	2,654,551
Fidelity(1) Freedom 2000 Fund	143,716	1,754,772
Fidelity(1) Freedom 2005 Fund	14,001	155,692
Fidelity(1) Freedom 2010 Fund	768,410	10,796,158
Fidelity(1) Freedom 2015 Fund	130,150	1,503,230
Fidelity(1) Freedom 2020 Fund	762,891	11,222,124
Fidelity(1) Freedom 2025 Fund	174,105	2,082,296
Fidelity(1) Freedom 2030 Fund	886,599	13,316,714
Fidelity(1) Freedom 2035 Fund	47,410	579,827
Fidelity(1) Freedom 2040 Fund	349,398	3,085,180
Fidelity(1) Growth Company Fund	737,477	46,925,654
Fidelity(1) Growth & Income Portfolio	519,906	17,884,756
Fidelity(1) Low-Priced Stock Fund	1,126,742	46,016,158
Fidelity(1) Magellan Fund	390,363	41,550,184
Fidelity(1) U.S. Bond Index Fund	2,195,184	23,927,503
Fidelity(1) U.S. Equity Index Commingled Pool	505,520	19,836,610
Calamos Growth Fund	138,365	7,618,371
Hotchkis and Wiley Mid-Cap Value Fund	731,072	20,616,223
Royce Low-Priced Stock Fund	265,373	4,121,243
Templeton Foreign Fund I	1,465,379	18,581,005
Spartan International Index Fund	111,791	3,994,289
Vanguard Mid-Cap Index Fund	481,075	8,481,350
Vanguard Short-Term Bond Index Fund	166,037	1,647,089
Vanguard Small-Cap Index Fund	130,834	3,731,393
Participants Self-Directed Brokerage Accounts		65,683,392

		575,309,827

Analog Devices, Inc. Common Stock Fund:
Analog Devices Inc. Common Stock(1)	3,901,776	139,956,705
Fidelity(1) Institutional Cash Portfolio — Money Market Portfolio		7,891,827

		147,848,532

		$723,158,359

Participant Loans Receivable (1)(2)		$9,286,846

(1)	Indicates party-in-interest to the Plan.

(2)	The loan account at December 31, 2005 bears interest at rates ranging from 3.5% to 10.75%, with terms ranging from less than 1 year to 20 years.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

ANALOG DEVICES, INC. THE INVESTMENT PARTNERSHIP PLAN (the Plan)
By:	/s/ Joseph E. McDonough
Joseph E. McDonough
Vice President-Finance and Chief Financial Officer of Analog Devices, Inc. and Member of The Investment Partnership Plan Administration Committee

June 27, 2006